UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2021
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated herein by reference is the Notice and Proxy Statement for the Annual General Meeting of the Company scheduled for March 4, 2021.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 4, 2020 (Registration No. 333-248601).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2021	BRAINSWAY LTD. By: /s/ Christopher R. von Jako, Ph.D —————————————— Christopher R. von Jako, Ph.D President and Chief Executive Officer

BRAINSWAY LTD.

19 Hartum Street, Bynet Building, 3rd Floor

Har HaHotzvim, Jerusalem 9777518

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on March 4, 2021

The Annual General Meeting of Shareholders of Brainsway Ltd. (the “Company”), will be held at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel on March 4, 2021 at 3:00 p.m. Israel time, or at any adjournments thereof (the “Annual Meeting”), for the following purposes:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2020 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019;

2.	To approve the re-election of Dr. David Zacut as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company;

3.	To approve the repricing of the independent directors' existing options to an exercise price equal to the higher of (a) $4.675 ($9.35 per ADS) being a price equal to the closing price per Ordinary Share on January 25th, 2021 and, (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders of this proposal;

4.	To approve the grant on the date of this resolution of 180,000 RSUs to Christopher von Jako, President and Chief Executive Officer of the Company, subject to a 4-year vesting schedule, in lieu of three separate previously committed annual grants of 60,000 RSUs that would have been granted on each of March 31st 2021, March 31st 2022 and March 31st 2023 subject to certain criteria specified in his employment agreement; and

5.	To approve an increase in the Company’s authorized share capital by 25,000,000 ordinary shares, par value NIS 0.04 per share from 35,000,000 ordinary shares, par value NIS 0.04 per share to 60,000,000 ordinary shares, par value NIS 0.04 per share, and to amend the Articles of Association of the Company accordingly.

In addition, shareholders at the Meeting will have an opportunity to discuss the financial statements of the Company for the fiscal year ended December 31, 2019 and the Board of Directors Report (included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission) for the year.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on January 27, 2021 shall be entitled to receive notice of and to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the Annual Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Sunday, February 28, 2021, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Sunday, February 28, 2021, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on Monday, March 4, 2021). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, by no later than February 17, 2020. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law 1999, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,

Dr. David Zacut
Chairman of the Board of Directors

Tel-Aviv, Israel

January 27, 2021

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BRAINSWAY LTD.

19 Hartum Street, Bynet Building

3rd Fl, Har HaHotzvim

Jerusalem 9777518

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 4, 2021

This Proxy Statement ("Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of Brainsway Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual Meeting”), to be held on Tuesday, March 4, 2021, at 3:00 p.m. Israel time at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the Annual Meeting to adopt the following proposals or to consider the following items:

1.	appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2020 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2019;

2.	To approve the re-election of Dr. David Zacut as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company; and

3.	To approve the repricing of the independent directors' existing options to an exercise price equal to the higher of (a) $4.675 ($9.35 per ADS), being a price equal to the closing price per Ordinary Share on January 25th, 2021 and, (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders of this proposal;

4.	To approve the grant on the date of this resolution of 180,000 RSUs to Christopher von Jako, President and Chief Executive Officer of the Company, subject to a 4-year vesting schedule, in lieu of three separate previously committed annual grants of 60,000 RSUs that would have been granted on each of March 31st 2021, March 31st 2022 and March 31st 2023 subject to certain criteria specified in his employment agreement; and

5.	To approve an increase in the Company’s authorized share capital by 25,000,000 ordinary shares, par value NIS 0.04 per share from 35,000,000 ordinary shares, par value NIS 0.04 per share to 60,000,000 ordinary shares, par value NIS 0.04 per share, and to amend the Articles of Association of the Company accordingly.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals to the Company no later than Thursday, February 17, 2021.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on January 27, 2021 (the “Record Date”), shall be entitled to receive notice of and to vote at the Annual Meeting. At the close of business on January 27, 2021, the Company will have outstanding 22,265,534 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the Annual Meeting.

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Proxies

A form of proxy card for use at the Annual Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Annual Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four hours prior to the Annual Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of the NASDAQ Global Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the Annual Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Sunday, February 28, 2021, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Sunday, February 28, 2021, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time in March 4, 2021). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Annual Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about February 17, 2021. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

One or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

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Voting for Proposals 1, 2, 3 and 5: The approval of Proposals 1, 2, 3 and 5 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented.

Voting for Proposal 4: The approval of Proposal 4 requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. The vote for the increase in the capacity of the consultancy of the Chairman to the Company is made for cautionary purposes only.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal 4 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

A “personal interest” of a shareholder, for purposes of Proposal 4 is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem 9777518, Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than February 17, 2021.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

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As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lac required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our General Counsel by e-mail: mklein@brainsway.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2020 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Registration Statement on Form F-1 filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2020 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

RE-ELECTION OF DR. DAVID ZACUT, MR. AVNER HAGAI, MS. ETI MITRANY, MS. KAREN SARID, PROF. ABRAHAM ZANGEN, MR. YOSSI BEN SHALOM AND MR. AVNER LUSHI AS DIRECTORS

At the Meeting, the term of all the Company’s directors will expire. The Board of Directors has nominated each of Dr. David Zacut, as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi to be re-elected as a director, in each case until the next annual general meeting of the Company.

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Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the next annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of the Company's directors has attested to the Board of Directors and to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Dr. David Zacut	69	Chairman of the Board
Mr. Avner Hagai	65	Vice Chairman of the Board
Mr. Avner Lushi	55	Director
Eti Mitrany	51	Director
Karen Sarid	70	Director
Prof. Abraham Zangen	52	Director
Yossi Ben Shalom	65	Director

Dr. David Zacut has served as our Chairman of the Board of Directors since the Company's inception and has been providing consulting services to Brain Research and Development Services since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as the Company's Vice Chairman of the Board of Directors since November 2006. He serves as a director at several companies, including at Hofit Kibbutz Kinneret Ltd., a plastics manufacturer, where he has served since 2010, and at Prisma F.S. Ltd., a building management company, where he has served since 2002. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

Mr. Avner Lushi co-founded Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF), a $100 million fund focused on introducing Israeli and western life sciences companies to the Chinese market, in which he also serves as a Managing Partner & CEO. From 2004 to 2015 Avner served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a prominent Israeli life sciences venture capital fund. Before joining IHCV Avner was the Co-Founder & CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Avner served as an independent board member in 7 industrial public companies, the two last active ones being Raval ICS Ltd. and Ram-On Investments and Holdings (1999) Ltd. In addition, he represented IHCV and represented GIBF in numerous portfolio companies. Prior to turning to the private sector, Avner held increasingly senior roles with the Israeli Prime Minister Chamber and the Israeli Supreme Court. Avner holds an LLM in Law from the Hebrew University of Jerusalem, LLB in Law and a BA in Economics from the Haifa University.

Eti Mitrany has served as our Director since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany previously served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals since 2012, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions in Teva, including CFO of specialty R&D, and CFO and Director of Financial Planning & Analysis of the global branded business. Ms. Mitrany joined Teva in 1995 as a financial analyst of Copaxone—the first innovative product of Teva for the treatment of multiple sclerosis. Ms. Mitrany received her BA in Economics and MBA in Finance, both from Tel-Aviv University.

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Karen Sarid has served as our Director since December 2017 and currently serves as chairperson of our audit committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of Eva Visual Ltd. She holds a BA in Economics and Accounting from the University of Haifa.

Prof. Avraham Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as Brainsway’s platform technology. Professor Zangen has published over 150 peer reviewed articles, reviews and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation.

Yossi Ben Shalom has served as our Director since December 2018. Mr. Ben Shalom is a co-founder of D.B.S.I, a private investment company specializing in investments in mature companies that are positioned globally for high growth or built for vast expansion through M&As. As such, Mr. Ben Shalom serves as the Chairman of Pointer Telocation Ltd. (Nasdaq: PNTR), Rada (Nasdaq: RADA) and Shagrir Group Car Services Ltd. (TASE: SHGR). He also serves as a director at Taldor Computer Systems (1986) Ltd. (TASE: TALD), Eldan Cargo Ltd., The 8 Note Production & Distribution Ltd., Car 2 Go Ltd., Matzman Et Merutz Milenum Ltd. and Kafrit Industries (1993) Ltd. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. between 1994 and 1998. Mr. Ben Shalom holds a BA in Economics and an MA in Business Administration both from Tel Aviv University.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that each of Dr. David Zacut (Chairman), Mr. Avner Hagai (Vice Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi be, and each of them hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Compensation Committee and Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 3

ELIGIBILITY TO PARTICIPATE IN AN EXCHANGE OFFER FOR THE REPRICING OF THE EXISING OPTIONS OF THE ELECTED INDEPENDENT DIRECTORS

The Company currently has outstanding options to purchase an aggregate of approximately 1.474 million Ordinary Shares ("Ordinary Shares") that have been granted to officers, independent Board members, employees and consultants of the Company the ("Existing Options") pursuant to the Brainsway 2014 Share Incentive Plan, and the Brainsway Amended and Restated 2019 Share Incentive Plan (the "2014 Plan" and the "2019 Plan", respectively).

The price per Ordinary Share of the Company has decreased over the last year, and the exercise price of all the Existing Options exceeds the current price per Ordinary Share.

The Compensation Committee and the Board of Directors believe it is advisable to approve the repricing of all the Existing Options of officers, independent Board members, employees and consultants who on the date the exchange offer commences, are employed by the Company, are consultants to the Company or are independent directors of the Company; and on or prior to the expiration time of such exchange offer, continue to be employed by the Company or otherwise provide services to the Company (“Eligible Holders”), by way of an exchange offer, to incentivize the Company's officers, independent Board members, employees and consultants to continue to contribute to the Company's success and results of operations (the “Exchange Offer”).

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The Compensation Committee and the Board of Directors on January 26, 2021 have approved the repricing of the Existing Options by way of an Exchange Offer to the Eligible Holders, to an exercise price of $4.675 ($9.35 per ADS), being a price equal to the closing price per Ordinary Share on January 25th, 2021(the closing price of the last trading day prior to the Board’s approval), provided, however, that with respect to directors' options, the repricing of each Existing Option will be to an exercise price equal to the higher of (a) $4.675 ($9.35 per ADS) (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders of this proposal.

The Board of Directors is authorized and empowered under each of the 2014 Plan and the 2019 Plan to reprice the Existing Options under such plans.

Under the Israeli Companies Law, 1999, an engagement of a company with its directors relating to a director's terms in office requires, in addition to a Compensation Committee and Board of Directors approval, approval by the shareholders of the company.

It is proposed that any independent director of the Company who is an Eligible Holder will have the right to elect to exchange his/her Existing Options with new options reflecting a repricing of each Existing Option to an exercise price equal to the higher of (a) $4.675 ($9.35 per ADS), and (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders of this proposal.

The director nominees set forth in Proposal 2 above hold the number of options and exercise price, as follows:

Name	Number of Options	Current Exercise Price
Dr. David Zacut	-	-
Mr. Avner Hagai	-	-
Mr. Avner Lushi	27,500	NIS 18.52
Eti Mitrany	27,500	NIS 18.52
Karen Sarid	27,500	NIS 21.37
Prof. Abraham Zangen	-	-
Yossi Ben Shalom	27,500	NIS 23.39

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the terms of engagement of each independent director elected under Proposal 2 above, to allow such director to participate in the contemplated Exchange Offer for the repricing of the Existing Options held by such director, provided that he/she is an Eligible Holder at the relevant times.

"RESOLVED, to approve the participation of the elected independent directors in an exchange offer for the repricing of the exercise price of their existing options to an exercise price equal to the higher of (a) $4.675 ($9.35 per ADS), being a price equal to the closing price per Ordinary Share on January 25th, 2021 and, (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders of this proposal."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE ELIGIBILITY OF THE ELECTED INDEPENDENT DIRECTORS TO PARTICIATE IN AN EXCHNAGE OFFER FOR REPRICING OF THE EXECISE PRICE OF THEIR EXISITNG OPTIONS.

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PROPOSAL 4

GRANT OF RSUs TO OUR PRESIDENT AND CEO, IN LIEU OF FUTURE GRATS OF RSUs COMMITTED TO HIM UNDER HIS EMPLOYMENT AGREEMENT

The Equity Package that the Company provided to Christopher von Jako, President and Chief Executive Officer of the Company upon his employment, was comprised of 240,000 performance-based restricted stock units (“RSUs”) of which 60,000 RSUs have been granted to date, and 180,000 RSUs have been committed to be provided in three future grants of 60,000 RSUs upon each anniversary of the employment start date of Mr. von Jako with the Company. These future grants, as originally contemplated, would have been subject to satisfaction of certain individual and corporate performance-based criteria as defined in Mr. Von Jako’s employment agreement and described in our Notice of Annual General Meeting and Proxy Statement filed with the SEC on December 9, 2019 (File No. 001-35165).

Our Compensation Committee and Board of Directors are of the opinion that certain modifications are appropriate regarding the 180,000 RSUs not yet granted, in light of the unexpected market conditions resulting from the COVID-19 global pandemic, the difficulty in defining an appropriate index as originally contemplated in the employment agreement, and for retention purposes.

The Board of Directors believes that the grant of 180,000 RSUs to Mr. von Jako is reasonable due to his past and continued contribution to the progress of the Company and will increase his equity interest in the success of the Company and its results of operations.

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the terms of employment of Mr. von Jako to reflect the grant discussed above, in lieu of future grants of such RSUs.

"RESOLVED, to approve the grant under the 2019 Plan of 180,000 RSUs to Christopher von Jako, President and Chief Executive Officer of the Company, as of the date of the shareholders' approval, in lieu of the 180,000 RSUs not yet granted, to vest over a period of four years beginning on the date of shareholder approval of the grant, with the first 25% said RSUs vesting 12 months after the date of shareholder approval, and with the remaining 75% of the RSUs vesting in 12 equal portions – each upon the last day of every three month period thereafter until the grant is fully vested, subject to Mr. von Jako's continued employment with the Company at the time of each such scheduled vesting, and otherwise in accordance with the terms of the 2019 Plan, and to amend Mr. von Jako's employment agreement accordingly."

The approval of Proposal 4 requires the affirmative vote at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 5

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 1.4 million, consisting of 35 million Ordinary Shares, NIS 0.04 par value per share. As of January 27, 2021, the Company had approximately 11.2 million Ordinary Shares (the equivalent of 5.6 million ADSs) available for future issuance after taking into account the shares available for issuance under existing options and warrants (consisting of approximately 32% of its current authorized share capital).

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company by an additional NIS 1.0 million, representing 25,000,000 Ordinary Shares, par value NIS 0.04 per share, such that following the increase the authorized share capital shall be NIS 2.4 million, consisting of 60 million Ordinary Shares, NIS 0.04 par value per share (the equivalent of 1.2 million ADSs). The Board of Directors believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares and/or warrants to raise additional capital for the Company's business including under the registration statement on Form F-3 (File No. 333-248601) filed with the Securities and Exchange Commission on September 4, 2020, to execute potential acquisitions, or to make future grants under the Company's Amended and Restated 2019 Share Incentive Plan, as amended.

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"RESOLVED, to increase the authorized share capital of the company by 25,000,000 ordinary shares, par value NIS 0.04 per share from 35,000,000 ordinary shares, par value NIS 0.04 per share to 60,000,000 ordinary shares, par value NIS 0.04 per share, and to amend the Articles of Association of the Company accordingly."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Annual Meeting, but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dr. David Zacut

Chairman of the Board of Directors
Dated: January 27, 2021

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14505 Brainsway Ltd VIF Proof 3 Yes No MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage - paid envelope provided. Please separate carefully at the perforation and return just this portion in the envelope provided. Please Sign Here Please Date Above Please Sign Here Please Date Above Annual General Meeting of BrainsWay Ltd. to be Held on March 4, 2021 for Holders as of January 27, 2021 All votes must be received by 12:00 p.m. E.S.T. on March 1, 2021 EVENT # CLIENT # Copyright © 2021 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR BRAINSWAY LTD. P.O. BOX 8016 CARY, NC 27512 - 9903 Date: Annual General Meeting of BrainsWay Ltd. March 4, 2021 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Annual General Meeting : 1 . RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2020 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year . 2 a . RESOLVED, that Dr . David Zacut (Chairman) be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 2 b . RESOLVED, that Mr . Avner Hagai (Vice Chairman) be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 2 c . RESOLVED, that Mr . Avner Lushi be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 2 d . RESOLVED, that Ms . Eti Mitrany be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 2 e . RESOLVED, that Ms . Karen Sarid be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 2 f . RESOLVED, that Prof . Abraham Zangen be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 2 g . RESOLVED, that Mr . Yossi Ben Shalom be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 3. RESOLVED, to approve the participation of the elected independent directors in an exchange offer for the repricing of the exercise price of their existing options to an exercise price equal to the higher of (a) $ 4 . 675 ( $ 9 . 35 per ADS), being a price equal to the closing price per Ordinary Share on January 25 th, 2021 and, (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders of this proposal . 4. RESOLVED, to approve the grant under the 2019 Plan of 180 , 000 RSUs to Christopher von Jako, President and Chief Executive Officer of the Company, as of the date of the shareholders’ approval, in lieu of the 180 , 000 RSUs not yet granted, to vest over a period of four years beginning on the date of shareholder approval of the grant, with the first 25 % said RSUs vesting 12 months after the date of shareholder approval, and with the remaining 75 % of the RSUs vesting in 12 equal portions – each upon the last day of every three month period thereafter until the grant is fully vested, subject to Mr . von Jako’s continued employment with the Company at the time of each such scheduled vesting, and otherwise in accordance with the terms of the 2019 Plan, and to amend Mr . von Jako’s employment agreement accordingly . 4 a . Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? (Response required for vote to be counted . ) If you are not a controlling shareholder and you do not have persona l interest, please mark – NO . 5. RESOLVED, to increase the authorized share capital of the company by 25 , 000 , 000 ordinary shares, par value NIS 0 . 04 per share from 35 , 000 , 000 ordinary shares, par value NIS 0 . 04 per share to 60 , 000 , 000 ordinary shares, par value NIS 0 . 04 per share, and to amend the Articles of Association of the Company accordingly . Authorized Signatures - This section must be completed for your instructions to be executed. For Against Abstain For Against Abstain 14505 Brainsway Ltd VIF.indd 1 1/26/2021 11:19:01 AM

14505 Brainsway Ltd VIF Proof 3 BrainsWay Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.S.T. on March 1, 2021) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of BrainsWay Ltd . (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business on January 27 , 2021 at the Annual General Meeting of the Company, to be held on March 4 , 2021 at 3 : 00 p . m . (Israel time) , at the offices of the Company, 19 Hartum Street, Bynet Building, 3 rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side . NOTE: 1. Please direct the Depositary how it is to vote by placing “X” in the appropriate box opposite each agenda item . 2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence . 3. If no instructions are received by the Depositary from an Owner with respect to a matter and a number of American Depositary Shares of that Owner on or before the Instruction Cutoff Date, and the Depositary has received from the Company, by the business day following the Instruction Cutoff Date, a written confirmation that, as of the Instruction Cutoff Date, the Company wishes a proxy to be given under this sentence, the Company reasonably does not know of any substantial opposition to the matter and the matter is not materially adverse to the interests of shareholders ; then, the Depositary shall deem that Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the number of deposited Shares represented by that number of American Depositary Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that number of deposited Shares as to that matter . (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR BRAINSWAY LTD. P.O. Box 8016 CARY, NC 27512 - 9903 14505 Brainsway Ltd VIF.indd 2 1/26/2021 11:19:01 AM